Filed by: Exar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: hi/fn, inc.

(Commission File No.: 0-24765)

Exar Employees,

Today we announced that the Company has entered into a definitive agreement to acquire Hifn Corporation. Hifn is a solid fit with Exar both technologically and culturally. Their strong experience in applied processors, cards and software that deliver solutions for continuous data protection and capacity optimization for the storage and networking markets together with Exar’s, will provide the expertise to offer highly integrated system solutions with complete software support.

From now until we close the acquisition, expected to be completed in the second calendar quarter 2009, we are required legally and practically to continue to operate as two separate entities. As we know, this is one of the biggest challenges because our initial reaction is to seek more details about any organizational changes, future projects, etc, as well as realizing the benefits of the acquisition. And yet, because of the requirement to retain our independent company status until the close of the acquisition, we cannot discuss or finalize a variety of items. We know the best approach for each of us is to remain focused on our commitments.

I look forward to discussing this exciting opportunity at an all hands meeting this afternoon at 3pm in the cafeteria.

We are excited about our future as we explore new markets, expand our roles, and broaden our scope. We ask for your support, and thank you for your hard work in making Exar greater every day!

If you have questions, please feel free to submit your questions via email to or directly contact Diane Hill, Vice President, HR.